November 21, 2008

Submitted on EDGAR under "CORRESP"

Ms. Sharon Virga

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Barrett Business Services, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2007

Filed March 17, 2008

File No. 033-61804

Dear Ms. Virga:

We are in receipt of Larry Spiegel's letter dated October 16, 2008, regarding the subject filing. Our responses and headings correspond to the numbered comments and headings in the letter; we have included each comment in full, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	You indicate that your file number is 0-21886. Our records indicate that your file number is 33-61804. Please tell us the source of your file number.

Response:

The 0-21886 number was assigned as our Exchange Act file number in connection with our Registration Statement on Form 8-A filed in June 1993. The 33-61804 file number was assigned to our Registration Statement on Form S-1 filed under the Securities Act of 1933 in connection with our initial public offering completed in July 1993.

Consolidated Financial Statements

2.	We note the reclassification that was made for variable rate demand notes and municipal bonds. Please tell us why you have not restated your financial statements.

Response:

During the quarter ended June 30, 2008, we completed a thorough analysis of our investments managed by our primary investment manager. In accordance with our investment policy the investment manager had been directed to invest in highly liquid low risk investments. We had historically concluded that our investments met the profile of cash and cash equivalents as defined by Statement of Financial Accounting Standards 95, Statement of Cash Flows (“SFAS 95”). While our investments remain compliant with our investment policy, we have determined that certain investments had not been properly classified in our financial statements. The following provides a summary of our investments classified as cash equivalents (in thousands):

Investment Type	12/31/2007	12/31/2006
Money Market	$529	$679
VRDNs	30,320	10,135
Short-Term Bonds	18,019	32,145
Long-Term Bonds	4,316	4,177
Accrued Interest	349	347
	$53,533	$47,483

Money Market – These funds are held in money market accounts and have an original / effective maturity of one day. These funds are cash and cash equivalents per SFAS 95 and our accounting policy regarding cash and wouldn’t require reclassification on the face of the balance sheet or in the statements of cash flows.

Variable Rate Demand Notes (VRDNs) – VRDNs are short-term municipal securities remarketed with an imbedded put option that allows the holder to put back (sell) the VRDN on any date to settle same day at par. The bonds tendered are then resold by the remarketing agent in the secondary market to other investors. Because VRDNs allow the holder to demand purchase by the issuer, the issuer must have some form of liquidity or credit support in order to meet demand. The most common forms of liquidity support are lines of credit, standby purchase agreements or letters of credit issued by financial institutions.

Securities and Exchange Commission

November 21, 2008

In most circumstances, the VRDN holder demanding payment is paid from the remarketing of the security to a new buyer through the efforts of the remarketing agent. However, if a holder demands payment and no new purchasers can be arranged by the remarketing agent, the liquidity support is available to meet the demand.

Our VRDN investments include both irrevocable put options and put options that can be revoked should the rating of the underlying bond fall below investment grade. The nature of the put option varies by each VRDN and can only be determined through examination of the prospectus for each VRDN held. We have not conducted an analysis to determine which of its instruments contain the market rating provisions for the put options. Through discussions with our investment manager, it would not be practicable for us to monitor the nature of these put options on an ongoing basis. As such, we concluded that, due to our inability to monitor changes in the demand provisions of these instruments we should reclassify the amounts as a short-term marketable security.

Short-Term and Long-Term Bonds – These funds are invested in municipal bonds. We have determined that the municipal bonds do not meet the definition of a cash equivalent and we have reclassified these investments as available-for-sale marketable securities.

Accrued Interest – Accrued interest is not material. Accrued interest does not meet the definition of a cash equivalent (as defined above per SFAS 95) and was reclassified to available-for-sale investments.

Securities and Exchange Commission

November 21, 2008

The effects on the consolidated financial statements resulting from the correction of classification of these instruments are summarized below.

	December 31, 2007			December 31, 2006
	As Originally Reported	Adjustment	As Adjusted	As Originally Reported	Adjustment	As Adjusted
Balance Sheet:
Cash and cash equivalents	$62,779	($53,002)	$9,777	$69,874	($46,803)	$23,071
Current marketable securities	1,717	48,647	50,364	3,159	42,584	45,743
Long-term marketable securities	417	4,355	4,772	406	4,219	4,625
Current assets	106,868	(4,355)	102,513	111,225	(4,219)	107,006
Total assets	173,224	—	173,224	162,181	—	162,181

Working capital	$58,568	($4,355)	$54,213	$64,205	($4,219)	$59,986
Current ratio	2.21		2.12	2.37		2.28

Statement of cash flows:
Purchases of marketable securities	($729)	($129,341)	($130,070)	($2,124)	($163,835)	($165,959)
Proceeds from the maturity and sale of marketable securities	—	123,142	123,142	2,603	117,032	119,635
Cash from investing activities	(18,900)	(6,199)	(25,099)	(6,756)	(46,803)	(53,559)
Cash and cash equivalents	62,779	(53,002)	9,777	69,874	(46,803)	23,071

We concluded that the presentation error would not change the judgment of a reasonable person relying on our consolidated financial statements and therefore believed that the presentation error was not considered material. In concluding that the error was not material we considered several quantitative and qualitative factors. We also considered Staff Accounting Bulletin Topic 1:M, Materiality, which provides guidance to financial management with respect to the evaluation of the materiality of misstatements that are identified in the preparation of the financial statements as follows:

“Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important...The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

As noted in the table above, the misstatement was quantitatively large in amount to the balance sheet line items and to the related statement of cash flows line items. Despite the quantitatively large amounts, we do not believe that these changes would have had a likely impact on the decision of a reasonable investor relying on the financial statements taken as a whole. In reaching this conclusion we considered qualitative factors

Securities and Exchange Commission

November 21, 2008

including those that might make the size of the error unimportant to a reasonable investor. Such qualitative factors included, but were not limited, to the following:

•

As indicated by our net equity, our current ratio and on-going profitability, BBSI is in a strong financial position. While the change in presentation of these investments will change presentation on the financial statements, it is unlikely that a reader of the financial statements would reach a different conclusion related to the strength of our financial position.

•	The change in presentation does not impact earnings or cash flows from operations, nor does it mask any trends in earnings or cash flows from operations.
•

While these investments do not meet the technical requirements for reporting as a cash equivalent, the exposure to market volatility is very limited, and the Company has consistently demonstrated that the majority of the investments are highly liquid due to the put feature of the variable rate demand notes. We have not experienced losses in these investments nor had our put option revoked due to a downgrade of an issuer. As such, the incremental risk associated with these investments versus cash has not been significant.

•

As indicated in the table above, the change in classification resulted in only a minor change to the total current assets of the Company as the balance sheet impact was primarily to the first two line items on the Company’s balance sheet, both of which are highly liquid.

•

The reclassification resulted in changes to the statement of cash flows including a gross presentation of purchases and proceeds in the investments section of the statement and a reduction of the ending cash balance. Consistent with the preceding paragraphs, the changes involved significant balances, but have little impact on the Company’s perceived liquidity or financial position.

•

We believe investors in the Company are primarily focused on our continued development and maintenance of our markets, maintenance of reasonable margins, control of general and administrative expenses and the maintenance of our risk management practices for self insurance. Investors may also consider our financial strength, but they are not focused on classification of investments because our short-term liquidity is not at issue currently. This reclassification does not impact any of these primary considerations.

Securities and Exchange Commission

November 21, 2008

•

At the date of this letter, we have the benefit of hindsight to serve as an indicator of the market reaction to the reclassification. Our reference points include two analyst conference calls and the change in stock price following release of the financial statements. We have addressed a limited number of questions related to the reclassification; however, we have not received any indications that analysts were concerned. In reference to our stock price, there was a significant increase in our stock price resulting from a positive reception of our quarterly results reported in our press release for the quarter ended June 30, 2008. This press release also included disclosure of the reclassification. This activity underscores the continued focus on our operating results rather than the presentation of our current assets.

In forming our conclusion, we considered remarks before the 2007 AICPA National Conference on current SEC and PCAOB Developments by Todd E. Hardiman describing that a large error is not, by itself, grounds for restatement. Rather the qualitative factors could indicate an error is not material based on the probable impact on a reasonable investor.

We believe that a holistic analysis strongly supports our conclusion that the errors were not material to our financial statements. Based on our analysis, we believe it was not probable that the judgment of a reasonable person would be changed by the reclassification. We continue to believe that even with the benefit of hindsight.

Notes to Consolidated Financial Statements

1. Nature of operations, page F-6

3.

We note that AICE handles your workers' compensation claims coverage and provides general liability insurance coverage to third parties. Please tell us how you are accounting these coverages and refer to your basis in the accounting literature.

Securities and Exchange Commission

November 21, 2008

Response:

AICE was established by us to provide greater access to reinsurance markets and to gain certain tax advantages. BBSI pays AICE an annual premium for coverage and AICE provides coverage for claims and acquires third party insurance for claims above $5,000,000. For purposes of our consolidated financial statements, we have eliminated the intercompany charges for the insurance premiums and have reported the key components at the consolidated level as described below.

We believe there are three components to the coverage provided to our customers.

1.

Our overall pricing for our human resource and payroll services provided to our Professional Employer Organization (“PEO”) customers includes a component for workers’ compensation and in very limited instances general liability insurance. Further discussion is provided below.

2.

We have a requirement to pay claims under the self-insurance program created by our relationship with our PEO customers, as well as, our own staffing and administrative employees. We are self-insured up to the $5,000,000 ($1,000,000 in Maryland) of re-insurance. Further discussion is provided below.

3.	We incur costs for third-party insurance above our retention limits. Charges for this coverage are recognized ratably over the coverage period. No further discussion.

In reference to revenues for our services, we recognize revenue as a percentage of payroll processed in accordance with our PEO agreements. We have evaluated these arrangements and we have determined that delivery is completed upon processing of the payroll, pricing is clearly defined, delivery of our service (including coverage) has occurred and collection is reasonably assured.

Securities and Exchange Commission

November 21, 2008

For purposes of accounting for the liability for claims we have considered the requirements of, Statement of Financial Accounting Standards No. 5 (As Amended), Accounting for Contingencies ("SFAS 5"); which requires an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a. Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

While we believe SFAS 5 is applicable, we have also looked to other guidance. Statement of Financial Accounting Standards 60, Accounting and Reporting by Insurance Enterprises (“SFAS 60”) and the AICPA Audit and Accounting Guide Property and Liability Insurance Companies establish accounting and reporting standards for the general-purpose financial statements of stock life insurance enterprises, property and liability insurance enterprises, title insurance enterprises, mutual life insurance enterprises, assessment enterprises, and fraternal benefit societies. While we do provide workers’ compensation coverage to our PEO customers under our self insurance program, we are not registered as an insurance company nor is our core business centered on providing insurance coverage. Based on these considerations we have determined that at the consolidated level, we do not qualify as an insurance company for financial reporting purposes; however, we have referenced SFAS 60 and the AICPA Audit and Accounting Guide for additional guidance on losses related to workers compensation claims.

SFAS 60 requires that a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, shall be accrued when insured events occur. The liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims, using past experience adjusted for current trends, and any other factors that would modify past experience. Changes in estimates of claim costs resulting from the continuous review process and differences between estimates and payments for claims shall be recognized in income in the period in which the estimates are changed or payments are made.

Securities and Exchange Commission

November 21, 2008

Substantially all of our exposure relates to coverage for workers compensation claims. We have not experienced any losses related to other coverage. Our financial statements include an accrual for our known claims and an estimate for unreported claims. The amount of the accrual is based upon our analysis of historical loss experience.

2. Acquisitions, page F-12

4.

We note that there have been several acquisitions and that most of the purchase price has been allocated to goodwill. Please tell us your consideration of the guidance paragraph 39 and Appendix A of FAS 141.

Response:

Since the adoption of Statement of Financial Accounting Standards 141, Business Combinations (“SFAS 141”), we have completed a number of business combinations through asset purchases. While the transactions range in size, the profile of the acquired businesses is similar in that there are few tangible assets and the acquired businesses offer access to an established staffing or PEO company in a new geographic region. The allocation of purchase price generally results in a small allocation to tangible assets and non-compete agreements with the remaining fair value determined to be goodwill.

One of our primary growth strategies is to expand our presence to new geographic region. We have attempted to accomplish this objective through opening new offices and building an operation with new personnel. We have found that this process is very difficult because of the importance of the relationships in the market place. Success is heavily dependant on an established service and management team with deep relationships in the market. Our most difficult business challenge in a particular region is to find an established and effective management team with familiarity and contacts with the local market. We have not had success in attracting these individuals to new start-up offices. As such, we have focused our strategy on locating and purchasing established businesses with an assembled work force that matches this profile. In our negotiations and in determining the price we were willing to pay, our primary consideration is the strength and stability of the acquired work force and its effectiveness in the market of interest.

Securities and Exchange Commission

November 21, 2008

With the assistance of a valuation specialist, we determined the primary value acquired in these types of transactions relates to the assembled workforce as described above. Our analysis did include consideration of the requirements of paragraph 39 of SFAS 141 as well as the guidance provided in Appendix A, paragraphs A10 – A14 and A21 of that same standard.

We considered the value of the customers relationships and determined these relationships had a nominal value based upon the following considerations of the assets acquired. While we are acquiring a going concern business with an existing customer base, we have concluded the customer base is secondary to the assembled workforce. As indicated above, customers of the PEO and staffing business place significant value on the relationship with the contact at the human resource company and/or the quality of the temporary employees in the staffing pool. In the absence of the management team responsible for these relationships and the established staffing pool, the business has little or no value.

Given the considerations above, we have determined that the primary asset acquired was the assembled work force which cannot be separated from goodwill. Further, we have determined the value of the customer relationships in the absence of the assembled workforce would be nominal.

4. Marketable Securities, page F-15

5.

Please tell us your consideration of FASB Staff Position Nos. FAS 115-1 and FAS 124-1. Please tell us and disclose the evidence upon which you relied in concluding that your bond funds and other marketable securities were not impaired. We note the disclosure in your Form 8-K filed on October 14, 2008.

Response:

The investments in question have historically been reported as investments and are unrelated to those subject to the reclassification described in comment 2.

Paragraph 13 of FSP 115-1 and 124-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments explains that “when the fair value of an investment is less than its cost at the balance sheet date of the reporting period for which impairment is assessed, the impairment is either temporary or other than temporary.” The value of investments in marketable securities classified as either available-for-sale or held-to-maturity may decline for various reasons.

Securities and Exchange Commission

November 21, 2008

The market price may be affected by general market conditions which reflect prospects for the economy as a whole or by specific information pertaining to an industry or an individual company. Staff Accounting Bulletin Topic 5:M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities (“topic 5:M”) states that “such declines require further investigation by management. Acting upon the premise that a write-down may be required, management should consider all available evidence to evaluate the realizable value of its investment.” Topic 5:M goes on to say that “there are numerous factors to be considered in such an evaluation and their relative significance will vary from case to case.” There are three primary factors that “individually or in combination, indicate that a decline is other than temporary and that a write-down of the carrying value is required.” The three factors listed in the bulletin are as follows:

a.	The length of time and the extent to which the market value has been less than cost;
b.

The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

c.	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Our conclusion was based upon a thorough analysis of these factors and a review of the following considerations:

1)

The Company had the ability and intent to hold such securities; it had the liquidity to do so and was not forced to sell any securities to meet regulatory requirements or to satisfy margin requirements or loan-to-value ratios of a debt agreement which serves as the source of capital;

2)

An analysis of the publicly available information through August 2008 indicated that the fundamental investment objective – to provide “high level of current income” - continued to be met by all funds. The securities within each portfolio continued to perform, thereby enabling the funds to continue to pay dividends. Through early September 2008, the funds had neither materially reduced their dividend distributions nor made any announcements of impending changes to their dividend distributions;

Securities and Exchange Commission

November 21, 2008

3)

The loss in market value as of December 31, 2007 occurred within a relatively short period of time in the fall of 2007, particularly in view of the dynamics affecting the market at that time. Financial institutions, facing regulatory requirements which create needs to increase capital, were being forced to sell into a falling market. Hedge funds also have leverage arrangements that incorporate ratio requirements relating to the value of the assets which serve to collateralize the loans. When the value of the collateral declines, margin calls are triggered, which in turn precipitate sales of assets to create liquidity to meet the margin calls. This sequence of events is exacerbated when these entities are forced to create liquidity by selling into a falling market. This dynamic is why management did not deem the then current market values to be “fair value” over the longer term at December 31, 2007, March 31, 2008 and June 30, 2008.

As a result of the above evaluation at December 31, 2007, March 31, 2008 and June 30, 2008, management did not consider its investments to be other-than-temporarily impaired at these dates.

During the quarter ended September 30, 2008, there were a number of significant events that changed our evaluation of the underlying quality of the investments and significantly eroded our confidence that the passage of time would result in recovery of the losses incurred. These events are summarized below.

•	The funds significantly reduced the monthly dividend payout from $.06 -$.07 per share to $.015 per share.
•

The investment manager of the funds was replaced. Such an act on the part of a fund is an indication of a loss in confidence in the fund managers and the investment strategies employed. We have interpreted this to be a negative development in the performance of the funds.

•

The worldwide economy has been adversely affected by a significant credit crisis, corporate business failures, and worldwide recession. These events are unlike any experienced in decades and the prospects of full recovery in the foreseeable future are uncertain. We have determined this to be a significant consideration in the likelihood these funds will recover the lost value.

Based on these considerations, we no longer believe the underlying performance of the investments is stable, nor do we have confidence that our ability to hold the investments will result in recovery of the lost value.

Securities and Exchange Commission

November 21, 2008

As a result, we determined recognition of the impairment loss was appropriate during the quarter ended September 30, 2008.

Forms 10-Q for March 31, and June 30, 2008

6.	Please address the comments issued regarding Form 10-K, as applicable.

Response:

Based upon our above responses, we do not believe there are any issues relating to our disclosures in our Form 10-Qs for the quarters ended March 31 and June 30, 2008 that need to be revised.

Closing Comments

On behalf of Barrett Business Services, Inc., the undersigned hereby acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 360-828-0700 if you have any questions regarding the information contained in this letter.

Very truly yours,

/s/ James D. Miller

James D. Miller

Vice President—Finance